UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2021

KALEYRA, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38320	82-3027430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Via Marco D’Aviano, 2, Milano MI, Italy	20131
(Address of Principal Executive Offices)	(Zip Code)

+39 02 288 5841

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KLR	NYSE American LLC
Warrants, at an exercise price of $11.50 per share of Common Stock	KLR WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On May 10, 2021, Kaleyra, Inc. (the “Company”) issued a press release announcing its financial results for the quarter and fiscal year ended March 31, 2021. A copy of the Company’s press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information contained in this Item 2.02, including Exhibit 99.1 attached hereto, shall not be deemed “filed” with the Securities and Exchange Commission nor incorporated by reference in any registration statement filed by the Company under the Securities Act of 1933, as amended.

Item 7.01	Regulation FD Disclosure

The Company will host a conference call to discuss its first quarter 2021 financial results on May 10, 2021, at 5:00 p.m. Eastern time. On May 10, 2021, the Company posted an investor presentation to the Investor Relations section of its website www.kaleyra.com, in connection with the earnings call for the quarter and fiscal year ended March 31, 2021. A copy of the investor presentation is being furnished as Exhibit 99.2 to this Current Report on Form 8-K.

The information contained in, or incorporated into, this Item 7.01 of this Report, including Exhibit 99.2 attached hereto, is furnished under Item 7.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act regardless of any general incorporation language in such filings.

This Report shall not be deemed an admission as to the materiality of any information in this Report that is being disclosed pursuant to Regulation FD.

Please refer to Exhibit 99.2 for a discussion of certain forward-looking statements included therein and the risks and uncertainties related thereto.

Item 9.01	Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Exhibit Number

99.1	Press Release dated May 10, 2021.

99.2	Investor Presentation slideshow in use beginning May 10, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2021

By:	/s/ Dario Calogero
Name:	Dario Calogero
Title:	Chief Executive Officer and President

Exhibit 99.1

Kaleyra Announces First Quarter Financial Results

Total first quarter revenue of $39.7 million, up 18% from the same period a year ago

Largest year-over-year gross profit increase as a public company, up 34% versus Q1 2020

Delivered 7.0 billion billable messages and connected 1.2 billion voice calls

Confirming the full year 2021 guidance with total revenue to be expected in the range of $183 – $185 million

In the final stage of closing the acquisition of Mobile Messaging Solution Provider mGage for $215 million.

Kaleyra executed strategic capital issuances of a total of $325 million, consisting of $200 million of Senior Unsecured Convertible Notes and $125 million Common Stock

New York and Vienna, VA – May 10, 2021 - Kaleyra, Inc. (NYSE: KLR) (KLR WS) (“Kaleyra” or the “Company”), a rapidly growing cloud communications software provider delivering a secure system of application programming interfaces (APIs) and connectivity solutions in the API/Communications Platform as a Service (CPaaS) market, today announced financial results for the first quarter ended March 31, 2021.

“In the first quarter Kaleyra achieved significant year over year revenue growth and successfully managed through another challenging period as the COVID pandemic re-surged in Italy and India, leading to renewed lockdowns and temporarily lower volumes. The team has executed well and I am pleased with our position heading in the second half of 2021 with new product and business offerings coming from the strong human capital investments in R&D to strengthen the omni-channel platform” commented Dario Calogero, Kaleyra’s Founder and Chief Executive Officer. “We are very excited to announce today our special stockholder meeting to approve the mGage transaction on May 27, 2021, towards a closing of the transaction which we expect to take place on June 1, 2021, and we look forward to welcoming mGage, its customers, and the entire team to the Kaleyra family. Kaleyra and mGage together will be uniting two world-class enterprise cloud communications companies to create a top-5 global CPaaS platform with a diversified and balanced product portfolio and geographical representation and that will accelerate Kaleyra’s opportunity to serve the large and growing CPaaS market.”

First Quarter 2021 Financial Highlights

•	Revenue: Total revenue for the first quarter of 2021 was $39.7 million, an 18% increase when compared to $33.6 million in the first quarter of 2020.

•

Gross Profit: Gross profit for the first quarter of 2021 was $6.3 million, a 34% increase when compared to $4.7 million for the first quarter of 2020, the largest year-over-year gross profit increase as a public company. Gross margin for the first quarter of 2021 was 16% versus 14% in the first quarter of 2020. The main drivers of gross margin expansion were a revised product mix, an increasing trend toward our higher-margin premium service and voice calls and the churning of low margin routes.

•

Net Loss: Net loss for the first quarter of 2021 was $(10.4) million, or $(0.34) per share, based on 30.4 million weighted-average shares outstanding, predominantly due to one-time expenses pertaining to the mGage acquisition and non-cash RSU expenses. During the first quarter of 2020, net loss was $(8.8) million, or $(0.44) per share, based on 20.0 million weighted-average shares outstanding.

•

Adjusted EBITDA: Adjusted EBITDA loss was $(1.1) million for the first quarter of 2021, compared to a loss $(0.3) million for the first quarter of 2020. Kaleyra continues to strongly invest in human capital, and in particular in R&D talent, enhancing the head count growth year over year to strengthen the omni-channel platform, and continuous investment in the global sales operations.

Recent Business Highlights

•	Kaleyra delivered 7.0 billion billable messages, a 2% increase from the year ago period, and connected 1.2 billion voice calls, up 55% from the year ago period.

•

Kaleyra announced an agreement with Visa to enhance digital payments in Latin America and the Caribbean. As part of the agreement, k-lab, the innovation lab of Kaleyra, will be creating communication solutions for Visa partners and solving digital communication issues that exist across the industry today.

•

Kaleyra announced an agreement to acquire mobile messaging solution provider mGage for $215 Million. mGage, a Vivial company, is a best-of-breed mobile messaging solution allowing enterprise clients across a diverse range of end-markets to effectively engage with their customers through all mobile channels for a variety of use cases. The combination will create a top-5 global CPaaS platform with strong positions in the Americas, Europe and APAC. mGage’s offering is very complementary and synergic to Kaleyra’s and this combination will accelerate the financials of the company, doubling the revenue, and enhancing the company’s gross margin and profitability profile. Additionally, this combination with expand Kaleyra’s opportunity to serve the CPaaS market which is expected to reach $26 billion in 2025 with a compounded annual growth rate of 35% and the consolidated A2P Enterprise messaging market which is expected to reach $78 billion in 2022.

•

Upon the closing of the merger with mGage, Kaleyra will have strategic capital issuances of new securities that have been valued at $325 million, consisting of $200 million of aggregate principal amount of senior unsecured convertible notes due 2026 and $125 million of gross proceeds from the issuance of Kaleyra common stock in a Private Investment in Public Equity (PIPE) transaction.

•

Kaleyra executed a new strategic partnership with WebEngage, India’s leading marketing automation services provider for B2C businesses, to combine Kaleyra’s global cloud communication services with WebEngage’s world-class marketing automation and customer data platform capabilities.

Financial Outlook

Kaleyra’s outlook takes into consideration that the Company’s largest markets, Italy and India, will require a continued monitoring of the outcome of the COVID-19 pandemic. It also reflects the pure organic growth of Kaleyra and does not take into consideration the mGage acquisition.

As of May 10, 2021, Kaleyra is providing guidance for its second quarter and full year 2021 as follows:

•	Second Quarter 2021 Guidance: Total revenue is expected to be in the range of $40.0 - $41.0 million, absent an accelerated wave of COVID-19 cases and shutdowns.

•	Full Year 2021 Guidance: Total revenue is expected to be in the range of $183 – $185 million, confirming the previously communicated guidance.

Quarterly Conference Call

Management will conduct an investor conference call that same day at 5:00 p.m. EST (2:00 p.m. PST) to discuss these results. Questions will be taken after management’s presentation. A live webcast of the call and the replay will be available in the Investors section of the Kaleyra website at https://investors.kaleyra.com/news-events/ir-calendar.

To Participate via Telephone:

US: 877-407-0792

International: 201-689-8263

Conference ID: 13718979

Replay of the call:

US: 844-512-2921

International: 412-317-6671

Start Date: Monday May 10, 2021, 10:00 a.m. ET

End Date: Monday May 24, 2021, 11:59 p.m. ET

About Kaleyra Inc.

Kaleyra, Inc. (NYSE American: KLR) (KLR WS), is a global group providing mobile communication services for financial institutions and enterprises of all sizes worldwide. Through its proprietary platform, Kaleyra manages multi-channel integrated communication services on a global scale, comprising of messages, push notifications, e-mail, instant messaging, voice services and chatbots. Kaleyra’s technology today makes it possible to safely and securely manage billions of messages monthly with a reach to hundreds of MNOs and over 190 countries. For more information: https://www.kaleyra.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the financial statements of Kaleyra, its product and customer developments, its expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future revenues and the business plans of Kaleyra’s management team, and the impact of the COVID-19 pandemic on its business and financial performance. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on certain assumptions and analyses made by the management of Kaleyra in light of their respective experience and perception of historical trends, current conditions and expected future developments and their potential effects on Kaleyra as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Kaleyra will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including but not limited to: (i) the risk that the mGage transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of the Company of the issuance of shares as merger consideration and for the PIPE and Convertible Note investments by the Company, (iii) the inability to complete the PIPE and Convertible Note investments in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on mGage’s business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of mGage and potential difficulties in mGage employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against mGage or against the Company related to the merger agreement or the transaction, (vii) the ability to maintain the listing of the Company’s securities on a national securities exchange, (ix) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or mGage operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or mGage’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xi) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry, (xii) the size and growth of the market in which mGage operates, (xiii) the mix of services utilized by Kaleyra’s customers and such customers’ needs for these services, (xiv) market acceptance of new service offerings, (xv) the ability of Kaleyra to expand what it does for existing customers as well as to add new customers, (xvi) that Kaleyra will have sufficient capital to operate as anticipated, and (xvii) the impact that the novel coronavirus and the illness, COVID-19, that it causes, as well as governmental responses to deal with the spread of this illness and the reopening of economies that have been closed as part of these responses, may have on Kaleyra’s operations, the demand for Kaleyra’s products, global supply chains and economic activity in general. Should one or more of these risks or uncertainties materialize or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, the Company intends to file a combination proxy statement/prospectus registration statement on Form S-4 with the SEC. The proxy statement will be sent to the stockholders of the Company. The Company and mGage also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by the Company and mGage through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://www.kaleyra.com/ or upon written request to the Company, c/o Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy.

Participants in Solicitation

The Company and mGage and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the combination proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Non-GAAP Financial Measure and Related Information

This press release includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, as the consolidated pro forma earnings/(loss) of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization, plus (i) transaction expenses, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by Kaleyra or any of its subsidiaries to its or their employees and (vi) any provision for the write down of assets. Management uses Adjusted EBITDA, among other reasons, as it is a metric for determining whether there will be an earnout payment in accordance with the terms of the Stock Purchase Agreement. This non-GAAP financial measure is not a measure prepared in accordance with GAAP and might not be consistent with similar measures used by other companies. It shall not be considered as an alternative to any other measures of performance prepared under GAAP.

Investor Contacts

Marc P. Griffin

ICR, Inc.

Marc.Griffin@icrinc.com

ir@kaleyra.com

646-277-1290

KALEYRA, INC.

Condensed Consolidated Balance Sheets

(Unaudited, in thousands)

	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$35,507	$32,970
Short-term investments	4,287	4,843
Trade receivables, net	41,611	43,651
Prepaid expenses	1,233	1,447
Other current assets	5,222	2,134

Total current assets	87,860	85,045
Property and equipment, net	7,113	6,726
Intangible assets, net	7,156	7,574
Goodwill	16,612	16,657
Deferred tax assets	40	703
Other long-term assets	299	1,797

Total Assets	$119,080	$118,502

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$46,135	$51,768
Debt for forward share purchase agreements	—	483
Notes payable due to related parties	3,750	7,500
Lines of credit	4,439	5,273
Current portion of bank and other borrowings	8,082	10,798
Deferred revenue	3,107	3,666
Payroll and payroll related accrued liabilities	3,374	3,292
Other current liabilities	2,786	5,988

Total current liabilities	71,673	88,768
Long-term portion of bank and other borrowings	31,020	31,974
Long-term portion of notes payable	405	2,700
Long-term portion of employee benefit obligation	1,886	1,886
Other long-term liabilities	2,158	603

Total Liabilities	107,142	125,931

Stockholders’ equity (deficit):
Common stock	3	3
Additional paid-in capital	122,252	93,628
Treasury stock, at cost	(30,431)	(30,431)
Accumulated other comprehensive loss	(1,725)	(2,826)
Accumulated deficit	(78,161)	(67,803)

Total stockholders’ equity (deficit)	11,938	(7,429)

Total liabilities and stockholders’ equity (deficit)	$119,080	$118,502

KALEYRA, INC.

Condensed Consolidated Statements of Operations

(Unaudited, in thousands, except per share data)

	Three Months Ended March 31,
	2021	2020
Revenue	$39,714	$33,633
Cost of revenue	33,390	28,902

Gross profit	6,324	4,731

Operating expenses:
Research and development	2,868	2,810
Sales and marketing	2,859	3,743
General and administrative	10,602	7,759

Total operating expenses	16,329	14,312

Loss from operations	(10,005)	(9,581)
Other income, net	45	42
Financial expense, net	(719)	(41)
Foreign currency income	355	168

Loss before income tax expense (benefit)	(10,324)	(9,412)
Income tax expense (benefit)	34	(589)

Net loss	$(10,358)	$(8,823)

Net loss per common share, basic and diluted	$(0.34)	$(0.44)

Weighted-average shares used in computing net loss per common share, basic and diluted	30,364,943	19,979,589

KALEYRA, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Three Months Ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net loss	$(10,358)	$(8,823)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	909	638
Stock-based compensation, preference share and others	4,560	6,308
Non-cash settlement of preference share liability	—	(2,486)
Provision for doubtful accounts	813	117
Realized gains on marketable securities	(2)	—
Employee benefit obligation	69	89
Change in fair value of warrant liability	1,263	—
Reversal of accrued interest on forward share purchase agreement	(659)	—
Non-cash interest expense, net	115	72
Deferred taxes	663	(323)
Change in operating assets and liabilities:
Trade receivables	440	1,710
Other current assets	(164)	1,111
Other long-term assets	1,499	(808)
Accounts payable	(4,128)	(5,694)
Other current liabilities	(2,735)	3,526
Deferred revenue	(474)	206
Long-term liabilities	(18)	1,505

Net cash used in operating activities	(8,207)	(2,852)

Cash Flows from Investing Activities:
Purchase of short-term investments	—	(3,179)
Sale of short-term investments	546	5,041
Purchase of property and equipment	(91)	(89)
Sale of property and equipment	—	16
Capitalized software development costs	(768)	(731)
Purchase of intangible assets	(2)	(6)

Net cash provided by (used in) investing activities	(315)	1,052

Cash Flows from Financing Activities:
Proceeds from (payments on) line of credit, net	(663)	1,721
Borrowings on term loans	—	8,800
Repayments on term loans	(1,869)	(5,463)
Repayments on notes	(3,750)	—
Repurchase of common stock in connection with forward share purchase agreements	—	(2,587)
Receipts (payments) related to forward share purchase agreements	17,045	(167)
Proceeds related to settlement of non-forfeited 2020 Sponsor Earnout Shares	1,244	—
Repayments on capital lease	(37)	—

Net cash provided by financing activities	11,970	2,304

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(911)	(454)

Net increase in cash, cash equivalents and restricted cash	2,537	50
Cash, cash equivalents and restricted cash, beginning of period	32,970	36,997

Cash, cash equivalents and restricted cash, end of period	$35,507	$37,047

KALEYRA, Inc.

Adjusted EBITDA Reconciliation of GAAP to Non-GAAP Financial Information

For the Three Months Ended March 31, 2021 and March 31, 2020

(Unaudited, in millions)

	Three Months Ended March 31,
Adjusted EBITDA	2021	2020
Net loss	$(10.4)	$(8.8)
Other income, net	(0.0)	(0.0)
Financial income (expense), net	0.7	0.0
Foreign currency income (loss)	(0.4)	(0.2)
Income tax expense (benefit)	0.0	(0.6)

Loss from operations	$(10.0)	$(9.6)
Depreciation and amortization	0.9	0.6
Stock-based compensation, preference shares and others	5.5	6.3
Transaction and one-off costs	2.5	2.4
Company restructuring	0.0	0.0

Adjusted EBITDA	$(1.1)	$(0.3)

Exhibit 99.2

KLR LISTED NYSE AMERICAN Kaleyra The Trusted CPaaS Investors Presentation May 2021 Copyright © Kaleyra, Inc. 2021

LEGAL DISCLAIMER INVESTOR PRESENTATION This communication is for informational purposes only. The information contained herein does not purport to be all-inclusive and includes information that has been prepared to assist parties in making their own evaluation with respect to the proposed acquisition (the “acquisition”) of mGage LLC (“mGage”) by Kaleyra, Inc (“Kaleyra” or the “Company”). The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. Kaleyra assumes no obligation to update the information in this communication. This presentation is not an offer to buy or the solicitation of an offer to sell Kaleyra securities. Without the express prior written consent of mGage and Kaleyra, this communication and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of mGage and the potential business combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This communication supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future business plans of Kaleyra’s management team and the Company’s financial results. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on certain assumptions of Kaleyra’s management in light of its experience and perception of historical trends, current conditions and expected future developments and their potential effects on Kaleyra as well as other factors Kaleyra’s management believes are appropriate in the circumstances. There can be no assurance that future developments aïecting Kaleyra will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Kaleyra) or other assumptions that may cause actual results or performance to be materially diïerent from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Kaleyra undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain industry and market data information in this presentation is based on the estimates of Kaleyra’s management. Kaleyra’s management obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Kaleyra’s management believes these estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which management obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. NON-GAAP FINANCIAL MEASURE AND RELATED INFORMATION This presentation includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, the consolidated pro forma earnings of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization calculated from the unaudited consolidated financial statements of such party and its subsidiaries, plus (i) transaction expenses, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by Kaleyra or any of its subsidiaries to its or their employees and (vi) any provision for the write down of assets. The pre-2019 pro forma earnings of Kaleyra, which is an Italian company, and its subsidiaries, which include subsidiaries outside of the U.S., may not be prepared in conformance with Article 11 of Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”). Kaleyra’s management believes that this non-GAAP measure of Kaleyra’s financial results will provide useful information to investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations. Investors should not rely on any single financial measure to evaluate Kaleyra’s anticipated business. Certain of the financial metrics in this presentation can be found in Kaleyra’s Form 10-K for the fiscal year ended December 31, 2020, filed with the “SEC” on March 16, 2021, and in Kaleyra’s Form 10-Q for the quarter ended March 31, 2021 that will be filed with the “SEC” no later than May 10, 2021, and the reconciliation of Adjusted EBITDA can be found on slide 26 of this presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Acquisition, Kaleyra has filed a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Kaleyra’s common stock in connection with Kaleyra’s solicitation of proxies for the vote by Kaleyra’s stockholders with respect to the Acquisition and other matters as described in the Registration Statement. After the Registration Statement has been declared effective, Kaleyra will mail a definitive proxy statement/prospectus, when available, to its stockholders and mGage’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Kaleyra, mGage and the Acquisition. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kaleyra through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy. TRADEMARKS AND INTELLECTUAL PROPERTY All trademarks, service marks, and trade names of Kaleyra and its subsidiaries or aï¬ƒliates used herein are trademarks, service marks, or registered trademarks of Kaleyra as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners. NO OFFER OR SOLICITATION This presentation shall also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. PARTICIPANTS IN THE SOLICITATION Kaleyra and mGage and their respective directors and certain of their respective executive oï¬ƒcers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Acquisition. Information about the directors and executive oï¬ƒcers of Kaleyra in its Annual Report on Form 10-K, filed with the SEC on March 16, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Acquisition. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from 2 the sources indicated above. Copyright © Kaleyra, Inc. 2021

We’re the Trusted Communication Platform as a Service, or the Trusted CPaaS, for short. Copyright © Kaleyra, Inc. 2021

Founded in 1999 and listed on the NYSE in 2019.

Why Kaleyra—The Trusted CPaaS The Trusted CPaaS Global Footprint with Localized Servicing Enterprise Focused High Quality, Security, and Reliability Track Record in Transactional Communications Experience With Highly-regulated Sectors Copyright © Kaleyra, Inc. 2021

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Mobile business communication services Companies need to communicate with their customers: Kaleyra is the trusted partner to make it happen. Kaleyra offers a wide variety of mobile communications channels, that developers and enterprises can access through APIs or a user-friendly web interface. Copyright © Kaleyra, Inc. 2021

Kaleyra—The One Stop Solution For All Your Business Communication Challenges With 9 out of 10 consumers wanting an omnichannel experience* with seamless service between communication methods, it is key to any business to break silos and set-up their business communications through a unified platform. Kaleyra provides a cloud-based platform with an intuitive interface, along with full-featured APIs, centralized reporting, fallback mechanisms, and quick set-up. *Source: UC Today Copyright © Kaleyra, Inc. 2021

CPaaS: Multiple Use Cases in Many Industries Whether it’s for OTPs, transactional alerts, promotional communications, video applications, or making phone calls to customers, almost any enterprise makes use of communication services.    We cater to businesses across many verticals including financial services, e-commerce, retail, healthcare, travel, education. Financial Services (OTP) Travel (Click-to-Call) Healthcare (virtual visit) Copyright © Kaleyra, Inc. 2021

The Large, High-Growth CPaaS Market CPaaS market is expected to reach $25.9 billion in 2025 from $7.2 billion in 2020 Average Expected CAGR: +29.5% Source: Juniper Research, CPaaS-2020-2025-Deep-Dive-Data-and-Forecasting Copyright © Kaleyra, Inc. 2021 How the adjacent markets will evolve A2P Messaging Market(1) Total operator revenue from A2P services will reach $54.5 billion in 2025; rising from $42.7 billion in 2020. Total number of A2P messages across all channels will surpass 4.3 trillion in 2025; rising from 2.7 trillion in 2020. Contact Centers Market(2) The global contact center software market size was USD 20.72 billion in 2019 and it spojected to reach USD 60.35 billion by 2027, at a Compound Annual Growth Rate (CAGR) of 14.3%. Chatbots Usage(3) The market is projected to grow from USD 396.2 million in 2019 to 1.9 billion in 2027 at a CAGR of 22% in the 2020-2027 period. Healthcare to represent 10% of all chatbot interactions across key verticals such as banking, eCommerce and social media by 2023. Video Conferencing Market (4) The global video conferencing market size was $5.32 billion in 2019 and is projected to reach $10.92 billion by 2027, exhibiting a CAGR of 9.7% during the forecast period. Asia Pacific video conferencing market revenue is predicted to expand at 23% CAGR through 2026. (1) Source: Juniper Research, A2P Messages (2020) (2) Source: Fortune Business Insights (2020) (3) Source: Fortune Business Insights (2021), Juniper Research (2020) (4) Source: Fortune Business Insights (2020) 9

Our Technical Advantages Cloud And On-premise In line with customers’ needs, Kaleyra continues investing in its data centers while enabling public cloud (99.99% uptime), hybrid cloud, private cloud and on-premise deployments Connectivity Kaleyra is a network operator itself, “OLO” (Other Licensed Operator). It has over 1600 network connections and 210 direct carrier connections to ensure high quality, unmatched pricing, and delivery eï¬ƒciency High Deliverability Intelligent high-priority routing assures unparalleled speed/throughput, consistency and pricing Scalability With the ability to transmit high volumes of messages and easily handle traï¬ƒc spikes, Kaleyra answers to the requests of global customers for scalability and flexibility APIs or UI based, for developers and business users Platform functionality is available through easy-to-use, frequently-updated APIs along with error logs; or through a user-friendly web interface. Copyright © Kaleyra, Inc. 2021 10

Globally Recognized for Excellent Products and Customer Service 24/7 Global support*—Average Support Response Time: 30 mins —99% Call Answer Rate—Dedicated support to the top 150 customers—Detailed technical documentation An excellent company to work with, fantastic team of relationship managers, help is never too far when you are working with Kaleyra. We have been working with Kaleyra for 3 years now and every time there is help needed, they have provided us with excellent and quality services. I have been using for 8 months to integrate the sms service for my bookings in the android app. I was amazed to see that with only one line of code, sms was working. I tried Whatsapp and audio call features. *Kaleyra’s statistics as of December 2020

Kaleyra’s Q1 2021 at a glance Q1 2021 data    7.0B 1.2B 3,500+ Messages Voice Calls Global Customers 13 370+ 1,600+ Global Offices Employees Network Operator (APAC—EU—US) Worldwide Connections Our history    * *Expected to close Q2 2021 Copyright © Kaleyra, Inc. 2021 Main news of 2021 • JAN—Kaleyra and WebEngage Announce New Strategic Partnership • FEB—Kaleyra wins Gold for Best RCS Provider at the Future Digital Awards by Juniper Research • FEB—Kaleyra to Acquire Mobile Messaging Solution Provider mGage for $215 Million • MAR—Kaleyra Announces Agreement with Visa to enhance digital payments in Latin America and the Caribbean Customer Highlights for Fiscal Quarter Ended March 31st • 85.3% of revenue came from customers which have been on the Platform for at least one year • 47.4% of revenue is related to the top 10 customers with a churn rate of zero in the last year • Revenue by country breakdown: Italy (40.5%), India (29.5%), US (12.9%) and Other European and Asian Countries (17.1%) • No individual customer accounting for more than 10% of revenue • Over 3,500 customers 12

Partnerships and Platform Integrations Top-notch Partnerships Platform Integration

Kaleyra’s global and diversified customer base • $39.7M of revenue in Q1 2021, i.e. +18% compared to same period last year • Highly predictable revenue with 60%+ of KLR’s growth in Q1 2021 coming from its existing customers • No individual customer accounting for more than 10% of revenue • About 44% of revenue generated in Europe, 30% from India and 13% from the US Q1 2021 Revenue Split Q1 2021 Geographic Mix 14 Copyright © Kaleyra, Inc. 2021

Some of our customers 15 Copyright © Kaleyra, Inc. 2021

Kaleyra’s management team Dario Calogero Ashish Agarwal Giacomo Dall’Aglio Aniketh Jain Chief Executiv Chief Technology Officer cial Officer Chief Revenue Officer    Filippo Monastra Soren Schafft Nicola Junior Vitto Chief of Staff CEO, The Campaign Registry Chief Product Officer Copyright © Kaleyra, Inc. 2021

Kaleyra’s Board of Directors Avi Katz, Ph.D Dario Calogero Emilio Hirsch, Ph.D Matteo Lodrini John Mikulsky Neil Miotto Chairman Director Director Director Director . 17 Copyright © Kaleyra, Inc. 2021

FINANCIAL OVERVIEW

Q1 2021 FINANCIAL INFORMATION $39.7M +18% period over period 16% vs. 14% prior year comparable period $(1.1)M vs. $(0.3)M prior year comparable period $18.8M -15% vs year end 2020 Revenue Gross Margin Adj. EBITDA(1) Reduction in Total liabilities Consistent double-digit increase in revenue Solid customer-base revenue with zero churn rate Over 60% of quarterly growth from existing customers 2021 Largest year-over-year percentage increase (+34% vs Q1 31, 2020) as a public company Main drivers of gross margin expansion were a revised March product mix, an increasing trend toward our higher-margin premium service and voice calls and the churning of low margin routes Backs out $5.5M of stock-based compensation and $2.5M of transaction and one-off costs Adj. EBITDA was $(1.1)M compared to $(0.3)M of prior year, the decrease is mainly due to significant 2020 investments in human capital, especially in R&D, to31, strengthen our growth Eïective completion of deSPAC process through the final March settlement of remaining liabilities Significant reduction in Notes Payable either through cash or issuance of common stock for converted Notes Now the Group can be focused on organic and external growth 1See definition on slide 2 and reconciliation of non-GAAP measures on slide 26 19 Revenue by Geography Copyright © Kaleyra, Inc. 2021

Q1 2021 NON-FINANCIAL INFORMATION 7.0 +2% An increase in Enterprise Billion business, partially set by a +2% vs prior Messages change in the geographic period mix in Connectivity business • Increase in volumes in the 1.2 Indian region, the growth in data gradual returning to a +55% Billion Voice Calls situation of normality +55% vs prior • Voice service carries higher period gross margins than messaging 20 Copyright © Kaleyra, Inc. 2021

STRONG ORGANIC GROWTH IN REVENUE Strong historical top line growth with a robust pipeline for future growth via new product roadmap, M&A and industry tailwinds Consolidated Revenue | $ in Millions CA GR 24% 2018PF 2019 2020 YoY Growth % 27% 32% 14% Gross Margin % 20% 20% 17% Adjusted EBITDA | $ in Millions Adjusted EBITDA amounted to $4.2 million, $7.4 million, $11.1 million and $3.2 million as of December 31, 2017PF, 2018PF, 2019 and 2020, respectively. Note: Figures derived from US GAAP financials, except as otherwise indicated. • PF refers to Pro Forma adjusted for subsidiaries acquired, the consolidated financials of such party and its subsidiaries and related finance and transaction fees. • Revenue represented on a pro forma basis to include the impact of organic growth only (excludes the impact of acquisitions). 21 Copyright © Kaleyra, Inc. 2021

Q1 2021 OWNERSHIP SUMMARY Ownership Summary: March 31, 2021 Ownership Shares Percent Board members, Officers (and Affiliates) 12,721,379 41.1% Implied Retail Float 18,209,238 58.9% Shares Outstanding 30,930,617 100.0% 22 Copyright © Kaleyra, Inc. 2021

APPENDIX

ANNUAL AND QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS The following table shows the audited financial year consolidated statements of operations prepared in accordance with US GAAP. (S in Million, except share and per share data) Revenue Cost of revenue Gross profit Research and development Sales and marketing General and administrative Total operating expenses Loss from operations Other financial expense, net Loss before income taxes Income tax expense (benefit) Net Loss Net Loss per common share basic and diluted Weighted average shares, basic and diluted Q1 FY 2021 $39.7 $33.4 $6.3 $2.9 $2.9 $10.6 $16.3 ($10.0) ($0.3) ($10.3) $0.0 ($10.4) ($0.34) 30,364,943 Q1 FY 2020 $33.6 $28.9 $4.7 $2.8 $3.7 $7.8 $14.3 POP Change PoP % Change $6.1 $4.5 $1.6 $0.1 ($0.9) $2.8 $2.0 ($9.6) $0.2 ($0.5) ($9.4) ($0.6) ($8.8) ($0.44) 19,979,589 ($0.4) ($0.9) $0.6 ($1.5) $0.1 18% 16% 34% 2% (24%) 37% 14% 4% NM 10% NM 17% (23%)

BALANCE SHEET Note: Figures derived from US GAAP financials, except as otherwise indicated. Copyright © Kaleyra, Inc. 2021

QUARTERLY ADJUSTED EBITDA RECONCILIATION The following table shows the reconciliation of the unaudited Non-GAAP Adjusted EBITDA as reported in the investors presentation. The unaudited figures have been derived from financials prepared in accordance with US GAAP. The “Transaction and one-off costs” for Q1 2021 include $1.8M already incurred for mGage’s acquisition. Note: Management uses non-GAAP financial measures such as Adjusted EBITDA to evaluate period-to-period comparisons. Management believes these measures provide useful information about the Company’s operating results and financial performance. These non-GAAP financial measures are not measures prepared in accordance with GAAP and might not be consistent with similar measures used by other companies. These non-GAAP financial measures shall not considered as an alternative to any other measures of performance prepared under generally accepted accounting principles. 26 Copyright © Kaleyra, Inc. 2021

Thank You For further details, scan this QR code: investors@kaleyra.com Copyright © Kaleyra, Inc. 2021